EXHIBIT 99.1

Pengrowth Provides Framework for Multi-Year Development Plan

Lindbergh production growth to be achieved in incremental steps to align capital spending with Pengrowth’s expected cash flow, setting the foundation for further growth with focus on lower-cost brownfield expansion

CALGARY, Alberta, June 26, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (OTCQX:PGHEF), today announced an update to its operational and development plans.

Development Plan Highlights:

Lindbergh - Thermal Oil

  Current production at Lindbergh has exceeded 17,500 barrels (bbl) per day representing growth of approximately 3,500 bbl per day from the beginning of 2018 and is on track to achieve 18,000 bbl per day exit guidance by the end of the year with the tie-in of eight recently completed infill wells;
  Targeting 40 percent production growth at Lindbergh by 2020 compared to exit 2017 levels resulting in Lindbergh production eclipsing 20,000 bbl per day by 2020;
  Expansion spending to be aligned with cash flow generation, while adding no incremental debt;
  Assessing third party proposals to construct and own additional co-generation capacity at Lindbergh to provide steam and power for further expansion in late 2020 allowing Pengrowth to focus capital on drilling new well pads and infill drilling;
  Deploy low-cost proven technologies, including the co-injection of Non-Condensable Gas (NCG) and solvents, to further enhance production and lower steam-oil ratios (SOR). Pengrowth received regulatory approval for the application of NCG injection at Lindbergh in early June 2018;
  The Company is targeting growing production at Lindbergh to 35,000 bbl per day by 2023 with substantial free cash flow1. Plans to further expand production to 40,000 to 50,000 bbl per day depending on oil prices; and
  Strong operating netbacks at Lindbergh to support growth in cash flow. The following summary outlines Q1, 2018 operating netbacks at Lindbergh.
  Free cash flow defined as cash flow less capital spending

($ per bbl)	Lindbergh
Sales	42.33
Royalties	(2.57)
Operating expenses	(10.59)
Transportation expenses	(3.01)
Operating netback	26.16

Groundbirch – Montney Gas

  Current production of approximately 20 million cubic feet (MMcf) per day at curtailed levels, representing approximately 85 percent of the fuel (gas) needs at Lindbergh;
  Future capital investment in Groundbirch to be curtailed until natural gas pricing improves;
  Significant inventory of over 300 locations in some of the most productive Montney horizons in the basin as demonstrated by recent Pengrowth and industry results; and
  Pengrowth owns and operates its Groundbirch infrastructure and as a result enjoys a low cost structure, allowing for substantial growth in production and cash flow under a stronger natural gas pricing environment.

Pengrowth

  Focused high quality asset base with a Proved plus Probable reserve life in excess of 40 years;
  Declining unit cost structures and opportunities to capture further efficiencies through the application of production enhancement technologies and through the optimization of existing and incremental infrastructure;
  Based on WTI pricing of US $65 per bbl, Pengrowth’s capital expenditures in 2019 are expected to range between $120 and $125 million, and be fully funded with cash flow with any excess cash flow being directed to debt repayment;
  Currently capable of maintaining corporate production in 2019 and generating free cash flow in a WTI price environment of US $55 per bbl; and
  Pengrowth does not have any WTI crude oil hedges for 2019 and later.

“Our team has developed a common-sense strategy that gives us the flexibility to expand thermal oil production at Lindbergh in smaller, bite-size pieces rather than pursuing expansion in one large phase,” said Pete Sametz, President and Chief Executive Officer of Pengrowth. “Our strategy allows us to rapidly change gears depending on the price of oil, while still enabling us to pursue incremental production growth. This approach will prevent us from incurring large capital deficits and allow us to produce free cash flow to pay down debt in a US $65 per bbl WTI scenario. In addition to drilling new well pads and infill wells, we will also implement the use of proven technologies to enhance production.”

“We believe our Lindbergh strategy represents the right balance between our key initiatives of lower-cost incremental production growth, brownfield expansion, value-added infrastructure and the necessary sustaining capital to ensure steady and efficient operations to set the stage for growth,” said Sametz.

Production and capital expenditure summary

The following table summarizes Pengrowth’s expected capital expenditures and production through 2020 under a flat price WTI scenario of US $65 per bbl.

WTI $65 per bbl	2018	2019	2020
Lindbergh Production (bbl/d)	16,500	17,500 to 18,000	19,500 to 20,000
Corporate Production (boe/d)	22,500 to 23,500	22,000 to 22,500*	23,000 to 24,000*
Capital Expenditure ($ Mln)	$65	$120 to $125	-

*Excludes production volumes from SOEP as decommissioning activities expected to commence in 2018, also assumes curtailed production at Groundbirch pending improved natural gas prices and no additional divestments
Assumptions: Cdn/USD = $0.77, AECO = $2.00 Cdn/Mcf, WCS Differential = ($23.25) Cdn/bbl

Operational Update

The drilling of eight infill wells at Lindbergh has been completed and incremental production volumes from these wells are being brought on stream. Production volumes from Lindbergh surpassed 17,500 bbl per day for the five-day period ended June 25, 2018, representing an increase of approximately 25 percent from the start of the year. Lindbergh production is expected to exceed 18,000 bbl per day by the end of the year, and average 16,500 bbl per day for full year 2018.

Total production at Groundbirch has increased from approximately 9 million cubic feet (MMcf) per day at the start of the year to more than 28 MMcf per day in early April. With the continued weakness in Western Canadian natural gas prices, Pengrowth has elected to curtail production volumes at Groundbirch to approximately 20 MMcf per day.

Our 2018 capital expenditure budget of $65 million remains unchanged and is expected to generate average annual corporate production of 22,500 to 23,500 barrels of oil equivalent (boe) per day. Although overall corporate production is expected to modestly decline in 2019 with the fully funded decommissioning of the Sable Offshore Energy Project (SOEP), cash flows are expected to increase materially in 2019, assuming current oil pricing and the expiry of WTI hedges at the end of 2018. Pengrowth has been contributing to an externally managed trust fund for SOEP and believes the trust fund’s approximate $105 million is sufficient to cover all expected costs.

Development Plan – Incrementally Growing Lindbergh Production

The capital to be committed to Lindbergh in 2019 and onwards will be dependent on the prevailing price of oil. At a WTI price of US $65 per bbl, capital spending is expected to increase to a range of $120 to $125 million in 2019 and be fully funded with generated cash flows. The Company expects to generate free cash flow under this scenario which will be used to pay down debt.

Development capital is expected to be focused on drilling new well pairs, additional infill wells, as well as adding incremental facility fluid handling capacity.

Under the $65 WTI price scenario, Lindbergh full year average production volumes are expected to grow to a range of 17,500 to 18,000 bbl per day in 2019 with total corporate volumes expected to be between 22,000 to 22,500 boe per day. In 2020 under this price scenario, Lindbergh volumes are expected to average between 19,500 and 20,000 bbl per day and corporate volume of 23,000 to 24,000 boe per day.

Deployment of Proven Technologies to Enhance Production

The Company expects to implement the use of NCG injection and solvents to enhance production while lowering the steam requirements for the project. Pengrowth filed an application with the Alberta Energy Regulator in early 2018 and received approval in early June 2018 for the use of NCG injection at Lindbergh. The implementation of NCG, in tandem with infill wells is expected to improve operating efficiencies, reduce steam requirements and reduce water use and emissions. When sufficient heat is established in the reservoir, the NCG helps maintain pressure and frees up steam to be redeployed into new SAGD well pairs. The application of solvent assisted SAGD in similar reservoirs has demonstrated improvements in oil production while achieving reductions in steam requirements versus conventional SAGD.

Finalization of 2019 capital budget

Pengrowth expects to finalize its 2019 capital budget plans in early 2019 and capital will be allocated depending on the price outlook for crude oil. The Company will scale its capital expenditures to ensure that spending remains within expected cash flows. The strength and resilience of Pengrowth’s asset base allows it to still grow Lindbergh production in 2019 and 2020 with a WTI price outlook of US $55 per bbl.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

PENGROWTH ENERGY CORPORATION

Pete Sametz
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to; the Company’s operational, development and capital expenditure plans; anticipated cash flows; anticipated production and production growth; the Company’s plans to increase surface processing capacity; deployment of  low cost technologies and the anticipated benefits therefrom; the Company’s cost reduction strategies and the anticipated benefits therefrom; the implementation of NCG at Lindbergh and the anticipated benefits therefrom; commodity prices; and planned drilling activities. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2018.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.